FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                            One New York Plaza
                          New York, NY 10004-1980



July 26, 2005

Christian Windsor, Esq.
Timothy A. Geishecker, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

     RE:  GOLDMAN SACHS HEDGE FUND PARTNERS II, LLC
          FORM 10 FILED ON MAY 2, 2005
          FILE NO. 000-51289

Dear Mr. Windsor and Mr. Geishecker:

     On behalf of Goldman Sachs Hedge Fund Partners II, LLC (the "Company") under the cover of this letter please find Pre-Effective Amendment No. 2 (the "Amendment") to the above referenced registration statement on Form 10 (the "Registration Statement"). We are also providing to you a copy of a blacklined version of the Amendment marked to show changes from the Registration Statement filed on May 2, 2005.

     The Company's specific responses to each of your comments are set forth below in the same order and with the same headings as in your letter. Page references are to the blacklined version of the Amendment.

General
-------

     1. As there are no page numbers, we refer to the page numbers as generated by EDGAR. Please paginate the next amendment.

          The Amendment and the blacklined version of the Amendment included along with this response letter are paginated.

Item 1.  Business - page 3
--------------------------

     2. Please provide legal analysis, or refer the investor where in the Form 10, that explains the reason for your exemption from Rule 506.

          The Company's initial offering and each subsequent offering have been made solely to accredited investors as defined under Rule 501(a) of the Securities Act of 1933 and there has been no general solicitation of the Company's units. Accordingly, the sales of the units are exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act of 1933. In reaching this conclusion, the Company has relied upon specific information obtained from each investor to the Company indicating that such investor is an accredited investor. In addition, the Company has required, and each investor in the Company has provided, representations and warranties to the Company confirming its status as an accredited investor and that such investor is acquiring the shares for its own account. Further, in its private placement memorandum distributed to investors the Company indicated to investors that the offering of units in the Company was being made solely to accredited investors and all purchasers of units in the Company needed to be accredited investors. In addition, the Company has only offered units to investors with whom the Placement Agent or the Company has had a pre-existing relationship. Each investor received disclosure that the securities issued by the Company have not been registered under the Securities Act of 1933 and may not be resold unless an exemption from registration is available and the Managing Member has consented to such resale, and each investor has agreed in the limited liability company agreement of the Company to comply with the foregoing. The Company has filed Form Ds on a continuous basis in connection with its initial and subsequent offerings under Regulation D.

          Disclosure regarding the Company's exemption from registration from Rule 506 of Regulation D is contained on pages 1 and 121 of the Registration Statement.

Substantial Redemptions Could Have a Material Adverse Effect... - page 57
-------------------------------------------------------------------------

     3. We note that you have an $84M redemption payable. Please provide the investor with an indication of how you anticipate the amounts of redemptions and any changes that you make in your investment strategy to accommodate large amounts of redemptions.

          The changes requested by this comment have been made. See pages 53 and 103.

Management's Discussion and Analysis - page 87
----------------------------------------------

     4. We note your discussion of the increase in expenses, particularly management expenses, in fiscal year 2004 compared to the initial operating period. Please expand the discussion to also discuss any changes in operating fees, fees paid beyond the 1.25% management fee and the relative increase in NAV.

          The changes requested by this comment have been made. See pages 100 through 102. Other than the management fee, the professional fees and miscellaneous expenses and the incentive allocation, there are no other fees directly borne by the Company. There are no other operating fees, fees paid beyond the 1.25% management fee or fees based on the relative increase in NAV directly borne by the Company.

          We have also revised the disclosure to reflect the Company's indirect expense associated with the administration fee.

     5. We note that you have increased the leverage employed by the fund as well as interest expense incurred by the fund. Please expand this section to discuss in greater detail the amount that your risk position changes due to the fact that you leverage your capital.

          In response to this comment, we have further clarified the disclosure. See pages 53 and 101.

Liquidity and Capital Resources - page 100
------------------------------------------

     6. It is unclear from the disclosure whether or not the fund is open. Please revise to state whether or not the fund is closed or open and its current status.

          The changes requested by this comment have been made. See pages 1, 54, 102 and 121. The Company closed to new investors in May 2004 and from this time through the present the Company has remained closed to new investors. The Company, however, has remained open to limited new subscriptions from existing investors. If and when the Company re-opens to new investors, the Company may close again at any time without notice at the sole discretion of the Managing Member.

Quantitative and Qualitative Disclosures about Market Risk - page 104
---------------------------------------------------------------------

     7. Expand this section to provide the risk by risk grouping of your assets to better display the risk to your NAV and earnings from changes in interest rates, foreign currency changes and market trading. Please refer to Item 305 of Regulation S-K.

          The Company has considered the requirements under Item 305 of Regulation S-K. The Company respectfully submits that the information required by this Regulation is not readily available to the Company as most Advisors do not provide detailed position information. The Investment Funds invest with Advisors and the Advisors are permitted to invest in a broad array of financial instruments, including long and short positions in equities, fixed income instruments, commodities, foreign currencies and interest rates. Each of these investments is sensitive to market and interest rates, and accordingly, the Company has described the broader risks in its registration statement and financial statements in the absence of the ability to categorize the individual positions of the underlying Advisors and Investment Funds.

Financial Statements
--------------------

Notes 2-Investments
-------------------

     8. Please supplementally provide us with a summary of the initial and final valuations at the Investment Fund level as of December 31, 2004 and 2003. Quantify and describe any adjustments, if any, to your financial statements and NAV as a result of the final valuations.

          There were no adjustments to the net asset value at the Investment Fund level as a result of estimated to final valuations following the completion of the Company's and the Investment Funds' year end audits as of December 31, 2004 and 2003.

             *************************************************

     If you have any questions or comments, please feel free to call me at 212-859-8933.

                                            Sincerely,

                                            /s/ Paul D. Tropp

                                            Paul D. Tropp

cc:     Joyce Sweeny
        Janice Kioko
        Robert Patenaude
        Stuart Gelfond